FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 23, 2014, announcing Gilat has been chosen by Terabit Wave to provide Satcom-On-The-Move Terminals in Myanmar.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 23, 2014	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Chosen by Terabit Wave to Provide Satcom-On-The-Move
Terminals in Myanmar

Petah Tikva, Israel, September 23, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Terabit Wave Co. Ltd., a telecommunications systems integrator located in Myanmar (formerly Burma), ordered the Company’s Satcom-On-The-Move terminals – including tactical satcom units, vehicle-mounted satellite antennas and related equipment – for a Myanmar governmental agency.

Terabit Wave placed an order for a SkyEdge II hub and terminals – including SatTrooper Manpacks, Raysat Satcom-On-The-Move antennas, WaveStream BUCs and associated modems – with rollout expected during the third and fourth quarters of 2014. Terabit Wave won the deal through a competitive bidding process involving leading global and local solution providers.

“The name of the game in today’s communications is Mobility. Gilat’s Satcom-On-The-Move solutions are especially suited for the kind of emergency operations that our client was concerned about,” explained U Tay Za Tun, CEO at Terabit Wave. “We chose Gilat for its unique technology and because it is a one-stop-shop with a fully integrated solution.”

“Terabit Wave needed to provide a Ku-band Satcom-On-The-Move integrated solution,” added Erez Antebi, Gilat's CEO. "Our terminals answered their specifications not only for their compact, lightweight design but also because they can be set up and dismantled quickly and are easy to operate."

About Terabit Wave
Terabit Wave Co. Ltd. is a Myanmar-based systems integrator with extensive experience in the telecommunications and IT industries. Its dedicated team of professionals provides a range of high-quality products and services - including implementation of telecom and IT networks and infrastructure, operations and maintenance – to the complete satisfaction of its customers.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Vincent G. Piazza, Account Executive
(212) 896-1289
vpiazza@kcsa.com